SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We achieved an increase in load factor rates in March

Cargo market recorded the highest monthly revenue of our history and the international passenger’s market had the highest demand ever recorded in a quarter

São Paulo, April 14, 2010 – (BOVESPA:TAMM4, NYSE: TAM) Brazilian National Civil Aviation Agency (ANAC) disclosed today the operating data for March 2010.

TAM Airlines

Domestic market

Comparing March 2010 with the same period of the previous year, in the domestic market, we have grown in demand (in RPKs) more than in supply (in ASKs), with 11.8% and 5.0% increase respectively. This dynamic increased our March’s load factor by 3.8 percentage points to 63.0% .

In the quarter, we increased our demand by 15.5% and our supply by 6.9%, resulting in a load factor of 69.4%, equivalent to 5.2 percentage points above 1Q09.

The supply’s growth of the quarter comes from a rational increase in the number of aircraft in about 3% and an improvement in utilization in 20 to 30 minutes per aircraft per day, comparing the 1T10 year-over-year.

The domestic yield should remain fairly stable in relation to the previous quarter and about 10% to 15% lower than 1Q09, recalling that 2009 was an atypical year where the first quarter was the strongest of the year, even up to 1Q08. The year-over-year reduction on yield was partially offset by increased load factors, committed to maximizing RASK.

International market

Comparing March 2010 with the same period of the previous year, growth in international demand (in RPKs) was 8.9%, while the supply (in ASK) increased 1.6% . This led our international load factor to 70.9%, an increase of almost 5 percentage points. In the quarter, the occupancy rate reached 76.8% . This growth was due to a combination of global economic recovery and the full maturity of all our international routes. With that, we closed the 1Q10 with the highest historical demand of the company in the international market with 4.8 billion RPKs.

We believe that this consolidation in the international market is very important to the company especially at that time. We are now 1 month from the effective participation into the Star Alliance, the largest airline alliance in the world, which will bring even more visibility and profitability in the international market.

International yield, in US dollars, in 4Q09 showed an increase of 2% compared to 3Q09, and continues to develop a sequential recovery in 1Q10. For the quarter, we expect an increase by around 5% over the previous quarter.

Cargo market

In March, TAM Cargo, our cargo operation, reached a new sales’ record, reaching 4.4% above the previous record that had been in October 2008.

The biggest highlight is from the domestic segment, witch reached a result 7.5% above the highest value so far, which was achieved in July 2008. In the international market, we surpassed in 0.1% the month of October 2008, so far our largest revenue in this segment.

"This shows that we are on track, structuring our domestic operations with a focus on customer service and information and in expanding the territories served by our GSAs (sales agents abroad)," says Paulo Castello Branco, Commercial and Planning Vice President.

Pantanal Airlines

On December 19, 2009, we acquired Pantanal Linhas Aereas, aviation company that serves the cities of medium density in the states of Sao Paulo, Minas Gerais and Paran from Congonhas Airport (Sao Paulo). In March we received ANAC approval confirming the acquisition of the company.

Comparing March 2010 to March 2009, we achieved a significant increase in the load factor by 8.3 percentage points. This increase is the result of an increase of 21.3% in demand, while supply rose by 5.0% . Compared to February 2010, we increased the load factor by 2.5 percentage points.

In the quarter, we had a load factor by 7.1 percentage points higher than 1Q09 and 4.5 percentage points below the 4Q09. Recalling that about 90% of Pantanal’s passengers fly by business purposes, it is reasonable that the first quarter, with the greatest concentration of passengers flying by leisure purposes, is weaker than the fourth quarter.

Tables

See below our operating data for the month of March and for the first quarter:

Domestic Market	March	March	Var. %	February	Var. %	1Q10	1Q09	Var. %	4Q09	Var. %
	2010	2009	YoY	2010	MoM			YoY		QoQ

TAM
ASK (millions) – Supply	3,483	3,318	4.9%	3,236	7.6%	10,392	9,726	6.8%	10,394	0.0%
RPK (millions) –
Demand	2,193	1,963	11.8%	2,235	-1.9%	7,212	6,243	15.5%	7,281	-0.9%
Load Factor	63,0%	59.2%	3.8p.p.	69.1%	-6.1p.p.	69.4%	64.2%	5.2p.p.	70.0%	-0.6p.p.
Market share	41.8%	49.3%	-7.6p.p.	42.4%	-0.7p.p.	42.4%	49.5%	-7.2p.p.	43.8%	-1.4p.p.

Pantanal
ASK (millions) – Supply	13	12	5.0%	10	20.9%	34	30	14.3%	36	-5.2%
RPK (millions) –
Demand	8	6	21.3%	6	25.9%	21	16	29.5%	23	-11.8%
Load Factor	62.3%	53.9%	8.3p.p.	59.8%	2.5p.p.	60.0%	53.0%	7.1p.p.	64.6%	-4.5p.p.
Market share	0.15%	0.16%	0p.p.	0.12%	0p.p.	0.12%	0.13%	0p.p.	0.14%	0p.p.

International Market	March	March	Var. %	February	Var. %	1Q10	1Q09	Var. %	4Q09	Var. %
	2010	2009	YoY	2010	MoM			YoY		QoQ

TAM
ASK (millions) – Supply	2,148	2,113	1.6%	1,949	10.2%	6,276	6,136	2.3%	6,280	-0.1%
RPK (millions) –
Demand	1,523	1,399	8.8%	1,509	0.9%	4,818	4,405	9.4%	4,759	1.2%
Load Factor	70.9%	66.2%	4.7p.p.	77.4%	-6.5p.p.	76.8%	71.8%	5p.p.	75.8%	1p.p.
Market share	85.3%	86.8%	-1.5p.p.	82.0%	3.3p.p.	82.8%	85.4%	-2.6p.p.	85.5%	-2.7p.p.

Contacts	About TAM: (www.tam.com.br)
We have been the leader in the Brazilian domestic market for more than four years, and held a 41.8% domestic market share and 85.3% international market share in March 2010. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.
Investor Relations:

Líbano Miranda Barroso ( CEO, CFO and Investor Relations Director )
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149

invest@tam.com.br
www.tam.com.br/ir	Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

Press Agency Contact:

MVL Comunicação
Phone.: (55) (11) 3594-0328
equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.